Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Giant Oak Acquisition Corporation on Form S-1 Amendment No. 2, File No. 333-262890, of our report dated January 17, 2023, except for the net loss per share paragraph of Note 2 and the ordinary shares paragraph of Note 6 which are dated October 12, 2023, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Giant Oak Acquisition Corporation as of March 31, 2022 and for the year ended March 31, 2022, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

October 12, 2023